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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM U-3A-2

Statement by Holding Company Claiming Exemption Under Rule U-3A-2
from the Provisions of the Public Holding Company Act of 1935

To Be Filed Annually Prior to March 1

A.O.G. CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

  1.
  A.O.G. Corporation is a corporation organized in the state of Arkansas. A.O.G. Corporation has its principal place of business at 111 Center Street, Little Rock, Arkansas 72201. A.O.G. Corporation is a holding company which owns one subsidiary, Arkansas Oklahoma Gas Corporation, a public utility conducting business in the states of Arkansas and Oklahoma with its principal place of business at 115 North 12th Street, Fort Smith, Arkansas 72901.

  2.
  A.O.G. Corporation's public utility subsidiary, Arkansas Oklahoma Gas Corporation, provides natural gas distribution service to approximately 47,000 customers in Arkansas and 15,000 in Oklahoma, and also transports natural gas pursuant to Federal Energy Regulatory Commission approval. All sources of natural gas, primarily wellhead gas, are located in the states of Arkansas and Oklahoma. All transmission lines, producing fields and gas distribution facilities are located in the states of Arkansas and Oklahoma. Neither A.O.G. Corporation nor its subsidiary own or operate any generating plants or gas manufacturing plants.

  3.
  A.O.G. Corporation's public utility subsidiary, Arkansas Oklahoma Gas Corporation, operated as follows in the year ending December 31, 2004:

  a.
  Distributed 10,490,455 Mcf at 14.73 psig of natural gas at retail in the state of Arkansas, generating gross revenues of $63,806,748.

  b.
  Distributed 1,720,349 Mcf at 14.73 psig of natural gas at retail in the state of Oklahoma, generating gross revenues of $15,585,108.

  c.
  Did not make any sales for resale.

  d.
  Purchased 7,382,972 Mcf at 14.73 psig of natural gas in Arkansas at a cost of $48,348,225.

  e.
  Purchased 1,569,260 Mcf at 14.73 psig of natural gas in Oklahoma at a cost of $10,489,635.

  4.
  A.O.G. Corporation does not hold any interest in an exempt wholesale generator (EWG) or a foreign utility company.

        Attached hereto and made a part hereof as Exhibit "A" is a consolidating statement of income and surplus and a consolidating balance sheet of the Claimant, A.O.G. Corporation and its public utility subsidiary, Arkansas Oklahoma Gas Corporation for the year ending December 31, 2004.

        Attached hereto and made a part hereof as Exhibit "B" is a financial data schedule reflecting total assets, total operating revenues and net income that are applicable to the registrant on a consolidated basis.

        The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 7thday of March, 2005.

A.O.G. CORPORATION
	By:	/s/ MICHAEL J. CALLAN Michael J. Callan—Vice President
CORPORATE SEAL
Attest:
/s/ KIM LINAM Kim Linam—Secretary

        Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

  Michael J. Callan—Vice President and General Counsel
  Arkansas Oklahoma Gas Corporation
  P.O. Box 17004
  Fort Smith, AR 72917

EXHIBIT A

A.O.G. CORPORATION AND SUBSIDIARY

BALANCE SHEET

For Year Ended December 31, 2004

(Dollars in Thousands)

        To be provided no later than March 18, 2005.

EXHIBIT A

A.O.G. CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS

For Year Ended December 31, 2004

(Dollars in Thousands)

        To be provided no later than March 18, 2005.

EXHIBIT B

A.O.G. CORPORATION AND SUBSIDIARY

FINANCIAL DATA SCHEDULE

(Dollars in Thousands)

        To be provided no later than March 18, 2005.

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  EXHIBIT A Page 1 of 2
BALANCE SHEET For Year Ended December 31, 2004 (Dollars in Thousands)
CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS For Year Ended December 31, 2004 (Dollars in Thousands)
  EXHIBIT B Page 1 of 1
FINANCIAL DATA SCHEDULE (Dollars in Thousands)